Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act Of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements.  This report contains, in addition to statements of historical fact, certain forward-looking statements.  These forward-looking statements relate to, among other things, the proposed merger and the combined company and involve risks and uncertainties.  Actual results could differ from those currently anticipated due to a number of factors.  Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates.  There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all.  Factors that could cause the merger to be delayed or to failed to close at all include: the failure to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Constellation Energy Group, Inc. (“Constellation”) or FPL Group, Inc. (“FPL”) stockholders to approve the transaction; a material adverse change in the business, assets, financial condition or results of operations of Constellation or FPL; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both Constellation and FPL.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Constellation at www.constellation.com/investors.  Investors and security holders may obtain free copies of the documents filed by FPL at www.fplgroup.com/investor.  Neither Constellation nor FPL assumes any responsibility to update any forward-looking statements as a result of new information or future developments except as expressly required by law.

Additional Information and Where to Find It.  Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the Merger.  Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, not shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction.  Information regarding the officers and directors of Constellation is included in its 2004 Form 10-K and the definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005.  Information regarding the officers and directors of FPL is included in its 2004 Form 10-K and the definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005.  Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005.  More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

TRANSCRIPT:

News Conference Regarding the Merger of FPL Group and Constellation Energy

December 19, 2005

11:00 a.m. EST

OPERATOR:  Good morning and welcome to the FPL Group-Constellation Energy media call.  I will now turn the call over to Mary Lou Kromer, Vice President of Corporate Communications for FPL Group.

MARY LOU KROMER, VICE PRESIDENT CORPORATE COMMUNICATIONS, FPL GROUP:  Good morning everyone and thanks for joining us on the FPL Group-Constellation Energy merger call.  With me is my colleague Rob Gould who is Vice President of Corporate Communications for Constellation Energy.

And with us are Lewis Hay, Chairman and CEO of FPL Group as well as Mayo Shattuck, Chairman and CEO of Constellation Energy.  Both gentlemen will make remarks and afterwards we will open it up for questions.  And we have a half hour for this call.  Now let me turn it over to Lew Hay.

LEWIS HAY, CHAIRMAN & CEO, FPL GROUP:  Thank you, Mary Lou.  Good morning everybody and thanks for joining us.  With me today is my friend and colleague Mayo Shattuck, Chairman, President and CEO of Constellation Energy.  I am sure you have read our press release by now and some of you may have listened to our investment community conference call.  So I trust you will have some questions and we will therefore keep our opening comments brief.

But I did want to say on behalf of the entire FPL Group team that we are tremendously pleased to be partnering with Mayo and his team in this important and exciting transaction.  As you know we will create the nation’s largest competitive energy supplier and second largest electric utility.  It will enhance our ability to serve more than 5.5 million electric and gas customers in Florida and Maryland and our thousands of commercial and industrial and utility customers around the country.

It is an immediately accretive transaction that will help us to grow the merged company’s revenues and earnings.  So in brief, as I said in our release it is a historic transaction that will enable us to achieve far more together than either of our companies could have achieved separately.  Let me turn it over to Mayo for his comments and then we will open it up for questions.

MAYO SHATTUCK, CHAIRMAN, PRESIDENT & CEO, CONSTELLATION ENERGY:  Great, thank you, Lew.  This is a big day for us and I certainly share your view that this is a very important and exciting transaction.  I will create a combined enterprise with a unique combination of people, assets, strategic vision and financial strength.

As I noted in the release it will more than double our competitive generation assets and will leverage our increased scale with our customer basing businesses and world class risk management.  We also believe that combining a strong utility business with a strong competitive wholesale and retail business will position us to create not just the biggest but the best energy company.

Based on our analysis, we expect to be able to complete the transaction in nine to 12 months.  We expect in the (INAUDIBLE) to maintain investment grade ratings and in short we expect this strategic combination of Constellation Energy and FPL Group to create significant value for our customers, our communities, employees and shareholders.  And so now operator we will take the first question.

OPERATOR:  Thank you.  At this time if you would like to ask a question, please press star one on your telephone keypad.  We will pause for just a moment to compile the Q&A roster.  Thank you.  Our first question is coming from Housley Carr of McGraw Hill.  Please go ahead.

HOUSLEY CARR, MCGRAW HILL:  Good morning Mr. Hay and Mr. Shattuck.  I noticed on the earlier call with analysts that you hinted that the merger of the two companies would really only be the next step in your growth basically.  That you were looking at for example additional wind farms, perhaps new nuclear plants.

I didn’t know if you had any specific sort of guidance yet as far as what type of generation you would be looking for in which of the major reliability council areas, whether you were trying to sort of balance what you have in generation with what you will be selling as far as the wholesale, retail side of things.

LEWIS HAY:  Well I will take a crack at starting that.  You got it right in the first part.  We will be continuing to grow our wind business, a wind business that we developed over the last five or six years at FPL.  It is very profitable and has had tremendous growth and you know we have a lot of run way over the next two years and in fact we have the best back log of wind development projects we have ever had in our history.

Both Mayo and I and our respective companies have been very active in the consolidation of the nuclear industry.  Both of us having bought several nuclear stations in the last couple of years.  We are both good nuclear operators.  There are still quite a few companies out there who only have one or two nuclear units.  The nuclear business is clearly a scale business and we are seeing more and more companies with just one or two units putting their plants up for sale.  And I think we are in an incredibly advantaged position to be able to buy those and operate them at lower cost and on a more reliable basis.

In terms of what other types of generation we might be wanting to buy, I think first and foremost we would be looking for generation in those markets where Constellation Energy has been very active and has leading positions on the retail and wholesale supply side.  Balance is very important, one of the key drivers of why we are doing this deal.  And I think as we continue to grow the supply side we would find it to be beneficial to balance that supply out at least in part with additional generation.

HOUSLEY CARR:  OK, as far as the possibility of new nuclear units, is that something else that is in the cards?

MAYO SHATTUCK:  Yes, as I think you probably know Constellation has developed with AREVA an entity UniStar that is endeavoring to create a business model that would rejuvenate the nuclear industry.  It is in its very early stages but we are enthusiastic about better understanding the economic possibilities in the new nuclear realm.  Obviously, it is very complicated and a long haul type of decision process.  But at the front end we think we have a terrific alliance with AREVA and of course as one of the three big nuclear operators in the country I think we feel it is our responsibility as well to pay attention to the development of new nuclear and be part of that process.

HOUSLEY CARR:  Thank you.

OPERATOR:  Thank you.  Our next question is coming from Brad Foss of the Associated Press.  Please go ahead.

BRAD FOSS, ASSOCIATED PRESS:  Hi, I wanted to pose a question to you that is I think on the minds of a lot of consumer advocates who you now say rate payers are the potential losers in this deal.  They will be taking on greater risk of unregulated business, financing that through the regulated rates that they pay.  Are those, is that attitude wrong?  And if so, you know what is the financial benefit to rate payers here?  How would you alleviate those concerns?

LEWIS HAY:  First of all I don’t think either Mayo or I believe that rate payers will be losers in this deal.  In fact we like to call them customers.  And by having a very large competitive retail business, I think that has to be part of the culture that permeates both our unregulated and regulated businesses.  We understand the importance of the customers and we understand the importance of treating them well, keeping rates as low as possible and providing high service which both companies have an excellent track record of doing so.

Without a doubt there will be benefits that will accrue to customers.  We can point to a lot of areas.  This would increase generation scale.  We should be able to operate our plants more reliably and at a lower cost.  We believe there will be cost savings on the transmission and distribution side although not as great given the fact that we are 1,000 miles a part or at least the two regulated utilities are 1,000 miles apart.

For our Florida customers, we are really looking forward to tapping into some of Constellation’s coal expertise.  They have, they operate a very sizable number of coal plants.  As you know FPL really doesn’t.  They also have a leadership position in the procurement of coal.  So if we can tap into that expertise, build some coal plants that will bring fuel diversity to Florida and lower cost and get the fuel on a reliable and low cost basis, I think that can be a big win for Florida customers.

MAYO SHATTUCK:  I just might add that.

BRAD FOSS:  What about the use of regulated rate payers, customer’s money you know going to finance operations on the unregulated side of the business and the risk that that you know poses on regulated rate payers?

MAYO SHATTUCK:  Well that is not possible since there are all sorts of regulations and restrictions to keep that happening which we do operate under.  So, there can be no benefit that come from the dereg, from the you know, there can be no sort of disadvantage to the regulated rate base or customer side of the business because of a merger of this kind.  I might just add that you know from a bench marking standpoint, you know when two companies get together particularly in this kind of industry one would hope that the best practices that each can be applied to things like customer service and the liability and stuff will work in our due diligence of each other see things that each of us do that can, where the other side can adopt and so we are already getting into those things.

LEWIS HAY:  And let me just add one other thing.  We both have looked at each other’s investment plans.  We are investing well in excess of $1.0 billion per year at Florida Power and Light and Mayo and his team are continuing to make sizable investments in BG&E.  So neither of us have any plans to change those investment plans.

BRAD FOSS:  Does the merged you know having this larger customer base of rate payers, does that create some kind of synergies that reduce say the hurricane cost passed on the Florida customers or?

LEWIS HAY:  Well it is hard to say about the cost at this point.  But one thing I feel pretty good about is we have I know the first company we will be calling if there is a hurricane heading towards Florida and I am sure BG&E will be calling FPL whenever there is an ice storm.  And so to be able to call on each other’s resources will be of benefit.

Now for those of you who are not familiar with the hurricane situations in Florida, one of the challenges we have had the last two years is getting resources down ahead of time for hurricanes because with uncertainty over the track hurricanes.  Some of the utilities that we have historically called upon for assistance held back their linemen and support personnel until they were 100 percent sure the hurricane was not affecting their service territory.

MAYO SHATTUCK:  I might just add just from my standpoint over the last two years we have had hundreds of very brave and dedicated BGE employees in Florida through all of their hurricanes and one might say there is some level of familiarity with that support.  In fact, I think we won an award last year for emergency support in Florida’s case.

BRAD FOSS:  But it is not the kind of thing where you can pass (INAUDIBLE) or where rate payers sort of pay for repair costs.  That can’t be sort of spread out among your larger rate base now of a merged company or could it?

LEWIS HAY:  No, that could not be the case.  They will be separate entitles in that regard.

OPERATOR:  Thank you.

LEWIS HAY:  Next question.

OPERATOR: Our next question is coming from Kristi Swartz of “Palm Beach Post.”  Please go ahead.

KRISTI SWARTZ, “PALM BEACH POST”:  Goodness I have quite a ton of questions here.  I will just put two together.  Did the repeal of that 1935 Public Utilities’ Holding Act have anything to do with the merger of two companies and also you know did the hurricanes have anything to do with it.  You know Lew is it nice to be head of a company that is not completely all in Florida that has utilities in other parts of the state, nation.

LEWIS HAY:  I don’t think the repeal of the PUCHA directly affected our thoughts regarding this transaction, although it should make the approval process go quicker.  And it will take away some of the uncertainty in regard to our ability to close.  In regard to hurricanes they have no impact on my thinking about doing the transaction.

KRISTI SWARTZ:  Thank you.

MARY LOU KROMER :  Next question please.

OPERATOR:  Thank you.  Our next question is coming from Jayne Miller of WBOA television.

JAYNE MILLER, WBAL TELEVISION:  No, that is WBAL television in Baltimore.

MAYO SHATTUCK:  I would have corrected her, Jayne.

JAYNE MILLER:  Mayo, I guess this is directed to you.  You have about, oh, 6100, 6400 jobs in Maryland.  You have about 660 corporate jobs in downtown Baltimore.  What can you say to the folks who hold those jobs and really to the region because you are such an economic powerhouse in this region, in terms of the impact of this merger on jobs in this state.

MAYO SHATTUCK:  I think it is an excellent question.  We have worked very hard to sort of understand the dynamics of this on behalf of really both states and we feel very strongly that we are creating a Fortune 100 company, co-headquarters in both places.  There will be obviously as there are in these cases some redundancy between jobs which we feel over the course of the next couple of years will be resolved through normal retirements and attrition.

From a Baltimore standpoint the growth engine of the company which is the competitive supply businesses is located in Baltimore.  So on that we would expect overall employment to increase over time as the company has very aggressive plans to grow.  The Baltimore Gas and Electric component of the business is really not affected from an employment standpoint.  So we think it is very favorable from the standpoint of both Maryland and Baltimore.

And some of the issues that I know are where a merger of this kind would be most sensitive.  This is a story about creating the premier energy company in the county, growing faster than virtually any other, with the strongest balance sheet in the industry.  So from that standpoint both communities I think should look at this as a real home run.

MARY LOU KROMER:  Next question please.

OPERATOR:  Thank you.  Our next question is coming from James Polson of Bloomberg News.

JAMES POLSON, BLOOMBERG NEWS:  Good morning gentlemen.  I have got one question on earnings and one question on regulatory approvals.  You don’t mention a need for regulatory approval in Florida in your release.  Do you not need it or was that just an omission?  Who all do you need approvals from?

LEWIS HAY:  Technically we don’t need an approval from the Florida Public Service Commission but we will be going before the Commission, talking to them about what we are going to do and listening to any concerns they might have and we will do our best to accommodate them.  We have had a good relationship with the Commission in terms of working out win-win arrangements with shareholders and customers and I would see this proceeding along a similar path.

JAMES POLSON:  Just following up briefly on that last question, do you see eliminating redundancies through normal retirement and attrition in Florida as well?

LEWIS HAY: Yes I think Mayo’s comments apply to both states.  This business will have such good growth prospects that while there may be some redundancies and some people’s jobs could change as a result of this, net net  given the growth I would see job growth in both markets.

OPERATOR:  Thank you.  Our next question is coming from John Dorschner, from “Miami Herald.”

JOHN DORSCHNER, “MIAMI HERALD”:  Let me make sure I understand this correctly.  Is it possible that because, even with this merger that the employment of the two utilities in Baltimore and Florida Power and Light, the employment of those two utilities would not change because of this merger?

MAYO SHATTUCK:  Well I think to a large extent both are independent entities.  Obviously the Florida utility is growing rapidly so they have a natural growth rate.  From Baltimore’s standpoint, we may you know we will be evaluating sort of synergistic opportunities but we really do not expect you know a vast amount of synergies to take place from an employee standpoint in that realm.

JOHN DORSCHNER:  Thank you.

OPERATOR:  Thank you.  Our next question is coming from Jan Hancock of the Baltimore Sun.

JAY HANCOCK, “BALTIMORE SUN”:  Good morning.

MAYO SHATTUCK:  Good morning, Jay.

JAY HANCOCK:  A couple of questions.  I guess a follow up on synergies.  You have targeted $250 million in annual synergies.  If not from employees, where is that going to come from?

MAYO SHATTUCK:  Go ahead, why don’t you start.

LEWIS HAY:  I think we both (INAUDIBLE) that question.  But there is a whole range of areas where we will get synergies.  And I will just touch upon a few of them and I am sure Mayo can fill in the gaps.  But just procurement alone, when you, we buy over $1 billion worth of (INAUDIBLE), several billion dollars of materials each year from various suppliers.

And just by increasing our scale we will have more leverage so I think we will be able to reduce the cost of a lot of the items we buy.  Information systems, we pay licensing fees for all of our information systems.  We have a lot of different providers as does Constellation.  And over time we will be rationalizing and consolidating those information systems.  So again that is an area where it will not affect people.

MAYO SHATTUCK:  You know we also have, we have some almost line item by line item you could say that just the scale associated with things like branding, there will be some leverage in the branding spend and things of that sort.  So you know our view is that you know we spoke to the synergies that will be really approved to the shareholders which has been the primary focus.  But again we have balanced this issue with the fact that this is a growth company, unusual in our business.

But the fact of the matter is that we will be growing in deployingt assets and that means opportunity for people.  And it is not, you know this is not a story we are predicated on cost synergies to justify the transaction.  It is creating a premier energy company with great growth opportunities throughout the country.

And both companies have had important forays into the competitive markets and out of their own state regulated environments.  Both have been very successful at it on asset acquisitions and the build out of our wholesale and retail businesses.  We are number one in those businesses across the country.  We have added hundreds and hundred of jobs in the last three years in Baltimore in both the wholesale and retail sides.

We moved the management structure of Constellation’s New Energy from California to Baltimore.  They now have close to 500 employees.  The commodities group has 500 employees on trading floors in Baltimore.  So a lot has happened.  But I mention that primarily to be indicative of the growth of those businesses has really been very strong and we expect it to continue.

LEWIS HAY:  I think this will also bring more job security for employees.  We are very confident that by putting our two businesses together we will have a winning position in the competitive arena.  While we both had strong positions prior to this, you know there is no guarantee you know some other competitors wouldn’t out compete us.  So I think this is, creates more opportunities for our employees and reduces the risk.

OPERATOR:  Thank you.  Our next question is coming from Ms. Pounds of the “Sun Sentinel.”  Please go ahead.

MARCIA POUNDS, “SUN SENTINEL”:  Yes good morning.  So are you both saying that there will be no layoffs as a result of this merger?

LEWIS HAY:  I don’t think you can ever say that.  Even if we didn’t have the merger I would not say that.  I think both companies are focused on operational excellence.  And as we continue to look at our businesses and look for areas to improve there are from time to time jobs dislocations.  With the growth prospects we have we will be adding far more jobs than we would be reducing through those kinds of efforts.

MARCIA POUNDS:  And also if I could ask, how long have you been in negotiations and were there any potential, were there any sticking points, possible sticking points?

MAYO SHATTUCK:  None whatsoever.  We are I think Lew mentioned in our earlier talks that he and I have known each other now for three or four years.  We sit on the Capital One Board together.  We are both Board Members, Executive Committee Members of EEI, INPO and NEI, our three main trade associations.  So we have had the occasion to get to know each other very well.

And so around the time of the Cinergy-Duke  merger announcement and with the energy bill discussions going on, this was sort of late spring, we started having greater musings about how we saw the industry unfolding.  I think both of us have agreed for some time now that this is going to be a consolidating business.  And you know we have 100 companies in America that could be considered utility.

To put that in comparison you know Japan has seven companies that in fact supply the power to a population that is half the size of the United States.  So it gives you a sense that you know over the course of the next five or 10 years and this has always been the source of great speculation and intrigue.  But with the removal of some of the (INAUDIBLE) related constraints on mergers in this industry and just the competitive dynamic, it is a very, it is a business that clearly is advantaged by scale and diversification that we would expect more of this to happen.

And as a consequence I think both Lew and I felt let’s pick our partners, get to the end game soon so that we can take advantage of other opportunities going forward.  And I know from the Constellation standpoint there is not a better match, a better marriage than FPL really in all respects in terms of its renewable strength, its nuclear portfolio, its tremendous regulated base.  And it just married up with Constellation in a way that presented us with a belief that we are an end game player now and that is going to reap the benefit of the company.

LEWIS HAY:  I will add both the you know I would say the negotiations were vigorous, particularly at the end.  One of the things that gave me great confidence throughout the process is every time Mayo and I got together and I think we focused more on you know what is the new business going to look like?

How are we going to run it?  All of the different areas of growth potential, these were, I characterize these as being very (INAUDIBLE) at least from my standpoint in the discussions.  And neither Mayo nor I were spending a lot of time staking out negotiating positions for probably the five months, five or six months of those discussions which is I think very unusual when two CEOs of big and successful companies get together.

And as I said that gave me great confidence that we were going to be building the best company in our industry and that we, our two cultures were very similar and they were going to work very well together.

MARY LOU KROMER:  Next question please.

OPERATOR:  Thank you.  Our next question is coming from Justin Blum from the “Washington Post.”  Please go ahead.

JUSTIN BLUM, “WASHINGTON POST”:  I am wondering what impact both of you foresee this merger having on rate payers in both Baltimore and Florida.  You said that you didn’t think it would be harmful to them.  Will it be beneficial in any way??

LEWIS HAY:  I do believe it will be beneficial over the long term.  We have touched upon several of the areas.  But just by sharing best practices and I think both companies are top performers in the industry.  Undoubtedly, there are things that BG &E does better than FPL and vice versa.  But the nice thing about our respective culture is I think both cultures are very open to change and desire to be the very best and so I think customers will benefit from that.

As I mentioned earlier particularly the Florida customers will benefit from the coal expertise that Constellation brings to this company and I would also add on the nuclear side while I am still not sure you know if and when we will ever build another nuclear plant.  I think conditions are getting better and better for that.  In Florida in particular with our growth we have to add about a power plant per year.

And while we would like, and it is important to us that we increase our fuel diversity, so, I would fully expect that some time in the future we will be seeing a new period of building nuclear plants.  And with being the third biggest operator in the country and one of the best, I think that will allow for when that time comes for us to be able to build a nuclear power plant that will provide fuel diversity and lower cost of electricity to the citizens of Florida and should also provide a fair amount of price stability for our customers not to mention the environmental benefits of a nuclear plant.

OPERATOR:  Thank you.  Our next question is coming from Jeff Ostrowski of “Palm Beach Post.”  Please go ahead.

JEFF OSTROWSKI, “PALM BEACH POST”:  Good morning.  Does this deal trigger a change of control payment for FPL executives?

LEWIS HAY:  No it does not.

JEFF OSTROWSKI:  OK.  That was easy thanks.  And are you going to keep the Florida Power and Light name in Florida?

LEWIS HAY:  Yes we will.

JEFF OSTROWSKI:  OK.

LEWIS HAY:  So both utilities will be keeping their respective names.

JEFF OSTROWSKI:  OK, thanks.

OPERATOR:  Thank you.  Our next question is coming from Kathy Jarboe of “The Daily Record.”

KATHY JARBOE, “THE DAILY RECORD”:  Hi, how are you doing?

LEWIS HAY:  Hi

MAYO SHATTUCK:  Hi.

KATHY JARBOE:  My question is kind of following up on the impact of to customers, rate payers in BGE’s territory, are going to have their (INAUDIBLE) on electricity.  I wish, I am kind of wondering, well I should say I am kind of wishing you would go into a little bit more detail on how this, how the combined companies together might be better for customers or what might be some drawbacks.

I guess I just didn’t quite understand how it is that some of the (INAUDIBLE) costs will not be passed on the BGE payers on the utility side.  But also on the competitive side, as I am sure your company will be one of the competitors to supply electricity in this area as the caps expire.  How much might that help or how might that affect customers?

MAYO SHATTUCK:  Well let me start simply by saying that the two states are regulated independently.  FPL has a different construction in that power plants in Florida are within the rate base and within Florida Power and Light the utility.  Whereas I think you know in Maryland the generation BG&E has no generation assets and they procure their power independently from what is considered the deepest and most efficient wholesale pool, PJM.

So they procure their power in auction format.  That has gone very well over the course of the last several years and as you alluded to rate caps come off in July.  That customers in Maryland have been advantaged with no increase in their rates since 1993.  And which is a long time to have steady rates on the commodity of component of the business given what has happened in fuel prices, let alone the distribution costs.

So, yes the rate caps will come off.  There is obviously a lot of discussion and education going on about that with our customers in Maryland.  As Lew suggested over a longer period of time and when this deal closes after a year we would sincerely hope that the best demonstrated practices of each company would accrue to the benefit of the other.

But the issue related specifically to procuring one’s power is really an independent issue since BGE procures power but passes it through to customers.  It is not a margin business for the company.  It is a pass through.

MARY LOU KROMER:  Thank you.  We have time for one more question.

OPERATOR:  Thank you.  Our last question comes from Mike Gentine of Florida’s Radio Network (ph).

MIKE GENTINE, FLORIDA’S RADIO NETWORK:  And what on the FPL side of this is there concern that there may be a public or governmental response to this that wouldn’t be favorable to FPL since it is coming just weeks after an approved rate increase that was predicated on increased costs.  Now FPL is going to be spending as you say $11 billion in this purchase particularly in a climate where the PSC, the body responsible for those approvals is already under criticism for its practices.

MAYO SHATTUCK:  I will make several comments.  First keep in mind that this deal is not expected to close for roughly another year.  Secondly, as we talked the benefits, the primary benefits of this transaction are to our unregulated business.  It is a non cash transaction.  So it is just a stock or stock exchange and to the extent that there will be benefits that accrue to both utility businesses, it is going to take a little bit of time.

And it will undoubtedly have some costs associated with it.  So there probably won’t be meaningful net benefits until some time in the 2008 or maybe even the 2009 timeframe.  But after that I think our customers should be able to see those benefits that we talked about earlier.

MARY LOU KROMER:  All right.  Thank you everyone for joining us today.  On behalf of Mr. Hay and Mr. Shattuck and my colleague Rob Gould we thank you and feel free to give us a call if you have follow up questions.  Thank you.

OPERATOR:  Thank you.  This does conclude today’s FPL-Constellation Energy media call.  You may now disconnect your lines and have a wonderful day.

END